Exhibit 1.01

Conflict Minerals Report of IonQ, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (this “Report”) for IonQ, Inc. (“IonQ,” “we,” “us,” “our” or the “Company”), filed with the Securities Exchange Commission (the “SEC”) in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for 2025. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 as it relates to compliance with Item 1.01(c) of Form SD.

The term “conflict mineral” means:
(i) Columbite-tantalite (also known as coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (“3TG”) ; or
(ii) Any other mineral or its derivatives determined to be financing conflict in the Democratic Republic of the Congo or an adjoining country (a “Covered Country”).

The statements in this Report are based on the investigation performed to date in good faith by the Company and information available at the time of this filing. This Report is publicly available on our website at https://investors.ionq.com/financials/sec-filings. The website and information accessible through it are not incorporated into this document.

1. Company Overview

IonQ is a quantum platform company delivering quantum solutions via quantum computing, networking, sensing and security to solve some of the world’s most complex problems, and transform business, society and the planet for the better. To operate these quantum products, the Company has developed custom hardware, custom firmware and an operating system. The Company also offers satellite-based data capabilities and satellite solutions intended to enable quantum-secure global communications through combining our satellite platform with our quantum sensing products. The Company pursues its business goals both through organic innovation and development, and targeted acquisitions of complementary businesses.

2. Supply Chain Overview

We are reliant on third-party suppliers, including sole-source suppliers, for components necessary to develop and manufacture certain of our products. There are multiple tiers between us and the mines that produce conflict minerals used in our products. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals that are included in our products.

As part of our purchase orders, we require suppliers to provide to us all information in sufficient detail, with written certifications thereof, including due inquiry of supplier’s supply chain and certifications by the suppliers identifying conflict minerals contained in each product and the country of origin of the conflict minerals (or, following due inquiry, why the country of origin cannot be determined).

Additionally, we have a Supplier Code of Conduct that, among other things, requires suppliers to source from smelters and refiners that have successfully completed a recognized third-party responsible minerals audit. As part of the supplier evaluation process, an initial supplier assessment is conducted to determine whether a supplier is qualified to engage with us. This assessment is used to review the supplier’s business stability, security posture, quality systems, capacity and core capabilities to ensure alignment with IonQ’s requirements prior to contract award.

3. Due Diligence Program

Our due diligence measures include:

•
Conducting a supply-chain survey with direct suppliers of products whose manufacturing was completed in 2025 (the “In-Scope Suppliers”) based on the requirements of the Rule (the “Form SD Survey”), requiring them to outline their current use of any 3TG in the products they supply to us, along with what steps they have taken to ensure these minerals do not originate from a Covered Country;
•
Identifying In-Scope Suppliers whose products or components may contain 3TG sourced from a Covered Country based on responses to the Form SD Survey;
•
Identifying In-Scope Suppliers whose products or components may contain 3TG sourced from a Covered Country based on responses in their voluntarily supplied Conflict Minerals Reporting Template (the “CMRT”) of the Responsible Minerals Initiative (the “RMI”) and/or their own conflict mineral policy statements;
•
Reviewing Potential Violations (as defined in Section 4.C below) of the In-Scope Suppliers’ Tier 1 and Tier 2 suppliers (“Upstream Suppliers”) using our supply chain risk management platform (“Exiger”); and
•
Communicating with any In-Scope Suppliers that did not timely respond to surveys or provide complete responses.

Our conflict minerals project team responsible for conducting the due diligence is composed of employees in our procurement department, which is responsible for selecting and retaining relationships with our third-party vendors, and our legal department. Our due diligence process is overseen by executives from our procurement and legal functions. We have retained all relevant documentation from our reasonable due diligence measures.

4. Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Results

We conducted the RCOI by (i) transmitting the Form SD Survey to all In-Scope Suppliers and reviewing responses, (ii) reviewing any responses in the form of CMRT and/or the suppliers’ own conflict mineral policy statements and (iii) reviewing their Upstream Suppliers’ Potential Violations as reported on the Exiger platform.

Approximately 28% of the In-Scope Suppliers responded to our Form SD Survey and/or provided their CMRT forms. We also reviewed any Potential Violations by our In-Scope Suppliers’ Upstream Suppliers using Exiger. Therefore, our RCOI covers three tiers of suppliers of products or components to our products in 2025.

A. Responses to Form SD Survey

Twenty five of the In-Scope Suppliers stated that their products contain 3TG. Among these, 80% stated that the 3TG in their products did not, or they had no reason to believe they did, originate in a Covered Country, while 20% stated that they were unable to determine the same. Furthermore, 76% stated that their Tier 1, 2 or 3 suppliers have not confirmed, or that they have no reason to believe that such sub-suppliers have confirmed, that they have 3TG sourced from a Covered Country, while 24% stated that they were unable to determine the same. Twelve percent stated that the 3TG in their products was, or was reasonably believed to have been, sourced from recycled or scrap sources.

Among those who stated that they were unable to determine whether their 3TG originated in a Covered Country, we cross-checked them against our Exiger screening for Potential Violations among such suppliers or their Upstream Suppliers. We found seven suppliers whose Upstream Suppliers in the following countries have had Potential Violations: Colombia, India, Indonesia, Mexico, Peru and the Philippines. For more information on Potential Violations, see Section 4.C below.

B. CMRT Responses and Conflict Mineral Policy Statements

Based on the responses of In-Scope Suppliers who provided us with their CMRT responses (“CMRT Responders”) and/or their conflict mineral policy statements, we found 22 responses reportable because their products contained 3TG, which originated in a Covered Country, the 3TG in their products was not sourced from recycled or scrap sources or they were unable to determine the same or the country of origin of the 3TG. We cross-checked this subgroup against our Exiger screening and found 12 suppliers whose Upstream Suppliers in the following countries have had Potential Violations: Bolivia, Central African Republic (“CAR”), Colombia, India, Indonesia, Mexico, Peru, the Philippines, the United Arab Emirates and the United States. CAR is a Covered Country. For more information on Potential Violations, see Section 4.C below.

Certain CMRT Responders stated that smelters in their supply chain contain 3TG from a Covered Country. Details regarding such smelters are as follows:

Name	Metal Type	Country	Smelter ID	RMAP Compliance*
Luna Smelter, Ltd.	Tin	Rwanda	CID003387	Yes
GG Refinery Ltd.	Gold	Tanzania	CID004506	Yes
Mining Minerals Resources SARL	Tin	Congo	CID004065	Yes
Woodcross Smelting Company Limited	Tin	Uganda	CID004724	Yes
PowerX Ltd.	Tantalum	Rwanda	CID004054	Yes
African Gold Refinery	Gold	Uganda	CID003185	No
Gasabo Gold Refinery Ltd	Gold	Rwanda	CID005006	No

*RMI’s Responsible Minerals Assurance Process

The responses received from our suppliers provided data at the supplier company level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for products supplied to us. We were therefore unable to validate which of these smelters or refiners are actually in our supply chain.

C. Exiger Screening

In our Exiger screening, a Potential Violation means that the screening found records in which the entity is reported as being exposed to risk related to 3TG. Such a screening captures entities with exposure to supply chain integrity risks associated with conflict-affected minerals, including smuggling, laundering or sourcing from high-risk regions.

Criteria for a Potential Violation finding include the following:

•
Alleged involvement in mineral smuggling, laundering or compromised due-diligence schemes;
•
Documented commercial links to sanctioned or high-risk counterparts; and
•
Operational or sourcing exposure to conflict-affected or high-risk regions.

The countries and regions that are included come from the Conflict Affected and High Risk Areas List, Section 1502 of the Dodd-Frank Act and Exiger’s proprietary open-source research.

5. Audit of Supply Chain Due Diligence

As noted above, we do not have a direct relationship with 3TG smelters and refiners, and we did not perform direct audits of the entities in our supply chain. As a downstream purchaser of materials and components that may contain conflict minerals, our due diligence measures cannot provide absolute assurance regarding the source and chain of custody of any conflict minerals in our products. As such, we may need to rely upon industry third-party audit programs such as RMI’s Responsible Minerals Assurance Process of In-Scope Suppliers and their Upstream Suppliers that undergo such audits.

6. Risk Mitigation / Due Diligence Measures

Through our Supplier Code of Conduct, we have communicated our expectations to our suppliers regarding our commitment to sourcing minerals for our products in a manner that does not finance or benefit armed groups in a Covered Country. We also continue to work with our suppliers to improve the quality and completeness of information provided by continuing to review our supplier responses, and provide feedback as necessary. We encourage our suppliers to remain committed to conflict-free sources and engage with our relevant suppliers to encourage them to provide us with complete and accurate information on the source and chain of custody of 3TG in our supply chain.